UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2025

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Information Contained in this Form 6-K Report

On October 30, 2025, the Company completed the redemptions (the “Preferred Share Redemptions”) of all of the Company’s issued and outstanding 7.875% Cumulative Redeemable Perpetual Preferred Shares – Series H, par value of $0.01 per share (CUSIP: Y0436Q 141) (the “Series H Preferred Shares”). All 120,000 outstanding shares of the Series H Preferred Stock were redeemed at a price of $25.00 per share on October 30, 2025 (the “Redemption Date”). Regular dividends on the outstanding shares of the Series H Preferred Shares, accrued up to but not including the Redemption Date, of $0.492188 per share were paid in cash separately on the Redemption Date, to holders of record as of the close of business on October 29, 2025, in the customary manner. Additional information regarding the redemption of the Series H Preferred Shares is available from Equiniti Trust Company, LLC, the Company’s redemption agent, at the following address and telephone number:

Equiniti Trust Company, LLC

Operations Center, Attn: Corporate Actions

28 Liberty Street, 53rd Floor

New York, NY 10005

Tel: (718) 921-8317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: October 30, 2025	By:	/s/ Peter Li
Peter Li
Secretary and General Counsel